Exhibit 21.1

Subsidiaries

Ebix Information Systems International, Inc.
Canadian Insurance Computer Systems, Inc.
Ebix Australia Pty. Ltd.
Ebix Australia Pty. Ltd. (VIC)
Ebix Insurance Agency, Inc.
Ebix New Zealand
Ebix New Zealand Holdings
Ebix Singapore PTE LTD
Ebix Software India, Private Limited
EIH Holdings KB
EIH Holdings AB
Mauritius Holdco